Exhibit 99.1

Company Contact: Xin Lian, Senior Manager China GrenTech Corp. Ltd. Tel: +86 755 2650 3007 E-mail: investor@powercn.com	Investor Relations Contact: David Rudnick, Account Manager CCG Investor Relations Tel: + (1) 646-626-4172 (New York) E-mail: david.rudnick@ccgir.com

China GrenTech Independent Committee Selects Financial and Legal Advisors

SHENZHEN, CHINA – November 30, 2011 – China GrenTech Corporation Limited (NASDAQ: GRRF, “GrenTech,” or the “Company”), a leading China-based provider of radio frequency and wireless coverage products and services, today announced that the Independent Committee of its Board of Directors, formed to consider a proposal by the Company’s Chairman and Chief Executive Officer, Mr. Yingjie Gao (“Mr. Gao”), to acquire all of the outstanding shares of GrenTech not currently owned by Mr. Gao, certain members of the management and their affiliates in a going private transaction (the “Proposed Transaction”), has retained William Blair & Company, L.L.C. as its financial advisor, Cleary Gottlieb Steen & Hamilton LLP as its United States legal counsel, and Conyers Dill & Pearman as its Cayman Islands legal counsel to assist it in its work. The Independent Committee is continuing its evaluation of the Proposed Transaction. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated.

About China GrenTech

GrenTech is a leading developer of radio frequency (“RF”) technology in China and a leading provider of wireless coverage products and services in China. The Company uses RF technology to design and manufacture wireless coverage products, which enables telecommunications operators to expand the reach of their wireless communication networks to indoor and outdoor areas such as buildings, highways, subways, tunnels and remote regions. China GrenTech’s wireless coverage services include design, installation and project warranty services. The Company also tailors the design and configuration of its wireless coverage products to the specific requirements of its customers.

Based on its in-house RF technology platform, the Company also develops and produces base station RF parts and components sold to base station manufacturers. GrenTech is a qualified supplier of RF parts and components to major global and domestic base station manufacturers. For more information, please visit www.GrenTech.com.cn.

Safe Harbor Statement

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of GrenTech to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, and other risks outlined in GrenTech’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 and annual reports on Form 20-F. GrenTech undertakes no ongoing obligation, other than that imposed by law, to update these statements.